United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 13, 2023

Date of Report (Date of earliest event reported)

Blue Safari Group Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40473	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

The Sun's Group Center 29 Floor 200 Gloucester Road Wan Chai, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, no par value, and one Right to acquire one-tenth (1/10) of a Class A Ordinary Share	BSGAU	The NASDAQ Stock Market LLC
Ordinary Shares	BSGA	The NASDAQ Stock Market LLC
Rights, each entitling the holder thereof to receive one-tenth of one Class A Ordinary Share	BSGAR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On April 13, 2023 (the “Closing Date”), Blue Safari Group Acquisition Corp., a BVI business company (“BSGA” or the “Company”), consummated the previously announced business combination pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 15, 2021 (as amended on May 30, 2022, December 2, 2022 and March 7, 2023, the “Merger Agreement”), by and among (i) the Company, (ii) Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“BTG”), (iii) Bitdeer Technologies Holding Company, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bitdeer”), (iv) Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG (“BSGA Merger Sub 1”), (v) Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG (“BSGA Merger Sub 2”), (vi) Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of BTG (“Bitdeer Merger Sub”), and (vii) Blue Safari Mini Corp., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of BSGA.

Pursuant to the Merger Agreement, the transactions contemplated under the Merger Agreement were consummated via a multiple-merger structure, including (i) BSGA Merger Sub 1 merging with and into BSGA with BSGA being the surviving entity and becoming a wholly-owned subsidiary of BTG (the “First SPAC Merger”, and the surviving entity, the “Initial SPAC Surviving Sub”), (ii) immediately following the First SPAC Merger, Initial SPAC Surviving Sub merging with and into BSGA Merger Sub 2, with BSGA Merger Sub 2 being the surviving entity (the “Second SPAC Merger”, and together with the First SPAC Merger, the “Initial Mergers”), and (iii) following the Initial Mergers, Bitdeer Merger Sub merging with and into Bitdeer, with Bitdeer being the surviving entity and becoming a wholly-owned subsidiary of BTG (the “Acquisition Merger”, and together with the Initial Mergers and other transactions contemplated by the Merger Agreement, the “Business Combination”).

Immediately prior to the effective time of the First SPAC Merger (the “First SPAC Merger Effective Time”), (i) each unit of BSGA (“BSGA Unit”) issued and outstanding immediately prior to the First SPAC Merger Effective Time was automatically detached into one Class A ordinary shares, no par value, of BSGA (the “BSGA Class A Ordinary Share”) and one right convertible into one-tenth (1/10) of a BSGA Class A Ordinary Share (the “BSGA Right”) and (ii) each BSGA Right outstanding immediately prior to the First SPAC Merger Effective Time (and immediately subsequent to the detachment of the BSGA Units) was cancelled and ceased to exist in exchange for the right to receive, without interest, one-tenth (1/10) of a BSGA Class A Ordinary Share.

At the First SPAC Merger Effective Time, each ordinary share, no par value, of BSGA (the “BSGA Ordinary Share”) issued and outstanding immediately prior to the First SPAC Merger Effective Time was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, one Class A ordinary shares of BTG, par value US$0.0000001 per share (the “BTG Class A Ordinary Share”).

At the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), (i) each ordinary share of Bitdeer, par value US$0.0000001 per share (the “Bitdeer Ordinary Share”) and each preferred share of Bitdeer, par value US$0.0000001 per share, (together with Bitdeer Ordinary Share, the “Bitdeer Shares”) issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the Bitdeer Shares beneficially owned by Mr. Jihan Wu, founder of Bitdeer, through Victory Courage Limited, the “Key Executive Shares”) was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, such number of BTG Class A Ordinary Shares that is equal to the Exchange Ratio (as defined below), (ii) each Key Executive Share issued and outstanding immediately prior to the Acquisition Merger Effective Time was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, such number of Class V ordinary shares of BTG that is equal to Exchange Ratio, (iii) each restricted share unit to acquire Bitdeer Shares issued pursuant to an award granted under Bitdeer’s 2021 Share Incentive Plan (“Bitdeer RSU”) outstanding immediately prior to the Acquisition Merger Effective Time, whether vested or unvested, was assumed by BTG and converted into an award of restricted share units (each an “Assumed RSU”) representing the rights to receive, on the same terms and conditions (including applicable vesting, settlement and expiration provisions) as applied to each such Bitdeer RSU immediately prior to the Acquisition Merger Effective Time, BTG Class A Ordinary Shares, except that the number of BTG Class A Ordinary Shares subject to such Assumed RSU equals the product of (A) the number of Bitdeer Ordinary Shares that were subject to such Bitdeer RSU immediately prior to the Acquisition Merger Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole share and (iv) the convertible note issued by Bitdeer that is convertible into the Bitdeer Ordinary Shares (the “Bitdeer Convertible Note”) outstanding immediately prior to the Acquisition Merger Effective Time was assumed by BTG and represented the rights to receive, on the same terms and conditions as applied to such Bitdeer Convertible Note, BTG Class A Ordinary Shares, except that the number of BTG Class A Ordinary Shares to be received upon conversion of the Bitdeer Convertible Note equals the product of the number of Bitdeer Ordinary Shares issuable upon conversion of the Bitdeer Convertible Note multiplied by the Exchange Ratio, rounded down to the nearest whole share.

As used herein, “Exchange Ratio” means the quotient obtained by dividing (A) 118,000,000 by (B) the Bitdeer Total Shares; and “Bitdeer Total Share” equals, as of immediately prior to the Acquisition Merger Effective Time, the sum of (x) the number of issued and outstanding Bitdeer Shares (on an as-converted basis), (y) the aggregate number of Bitdeer Shares (on an as-converted basis) issuable upon the settlement of all vested Bitdeer RSUs as of immediately prior to the Acquisition Merger Effective Time (including after giving effect to the consummation of the Acquisition Merger or any acceleration of any unvested Bitdeer RSUs in connection with the consummation of the Acquisition Merger), and (z) the aggregate number of Bitdeer Shares (on an as-converted basis) issuable upon conversion of the Bitdeer Convertible Note.

On April 14, 2023, BTG Class A Ordinary Shares will commence trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BTDR”.

The foregoing summary of the material terms of the Business Combination and the Merger Agreement are further described in BSGA’s definitive proxy statement dated March 27, 2023, filed with the Securities and Exchange Commission (“SEC”). The summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the text of (i) the Amended and Restated Agreement and Plan of Merger, which was filed with the SEC as Exhibit 2.1 to BSGA’s Current Report on Form 8-K filed on December 15, 2021, (ii) First Amendment to Amended and Restated Agreement and Plan of Merger, which was filed with the SEC as Exhibit 2.1 to BSGA’s Current Report on Form 8-K filed on May 31, 2022, (iii) Second Amendment to Amended and Restated Agreement and Plan of Merger, which was filed with the SEC as Exhibit 2.1 to BSGA’s Current Report on Form 8-K filed on December 6, 2022, and (iv) Third Amendment to Amended and Restated Agreement and Plan of Merger, which was filed with the SEC as Exhibit 2.1 to BSGA’s Current Report on Form 8-K filed on March 7, 2023, each of which is incorporated by reference herein.

Item 1.02.	Termination of a Material Definitive Agreement.

On the Closing Date, in connection with the consummation of the Business Combination, the following material agreements of BSGA were terminated in accordance with their terms:

(i)	certain Investment Management Trust Agreement, dated as of June 9, 2021, by and between Continental Stock Transfer & Trust Company (“CST”) and BSGA, pursuant to which CST invested the proceeds of BSGA’s initial public offering in a trust account and the funds of such account were used to make payments to redeeming shareholders of BSGA and to pay certain of BSGA’s expenses;

(ii)	certain Administrative Services Agreement, dated as of June 9, 2021, between BSGA and BSG First Euro Investment Corp. (the “Sponsor”), pursuant to which the Sponsor provided BSGA with office space, utilities and secretarial and administrative support for up to $10,000 per month; and

(iii)	certain Voting and Support Agreement, dated as of December 15, 2021, by and among BSGA, Bitdeer and certain shareholders of Bitdeer (the “Supporting Shareholder”), pursuant to which the Supporting Shareholder will (i) appear at shareholders meetings of Bitdeer and vote, consent or approve the Merger Agreement and the Business Combination and (ii) vote against any alternative proposals or actions that would impede, interfere with, delay, postpone or adversely affect the Business Combination.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

The information set forth in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein.

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The information set forth in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein.

In connection with the consummation of the Business Combination, BSGA notified the Nasdaq that the Business Combination had become effective and requested that the Nasdaq delist the BSGA Units, BSGA Ordinary Shares and BSGA Rights. Nasdaq halted trading of BSGA’s securities at market close on April 13, 2023 and filed a notification of removal from listing and registration on Form 25, thereby commencing the process of delisting the BSGA Units, BSGA Ordinary Shares and BSGA Rights from the Nasdaq and deregistering the securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). BSGA intends to file a certification on Form 15 with the SEC to deregister the BSGA securities and suspend BSGA’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 3.03.	Material Modification to Rights of Security Holders.

The information set forth in the Introductory Note and Item 2.01 and Item 3.01 above and Item 5.01 below of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.01.	Changes in Control of Registrant.

The information set forth in the Introductory Note and Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

As a result of the consummation of the Business Combination, a change in control of BSGA occurred. Following the consummation of the Business Combination, BSGA has ceased to exist and Bitdeer as the surviving entity became a wholly-owned subsidiary of BTG.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein.

In connection with consummation of the Business Combination, BSGA has ceased to exist from and after the First SPAC Merger Effective Time, at which time its directors and officers ceased to serve in such capacities.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein to the extent required.

Item 8.01.	Other Events

On April 13, 2023, BSGA and Bitdeer issued a joint press release announcing the completion of the Business Combination. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 13, 2023.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 13, 2023

Blue Safari Group Acquisition Corp.

By:	/s/ Wu Jihan
Name:	Wu Jihan
Title:	Director